Exhibit 99.1

STARFIELD RESOURCES INC.
(An Advanced Exploration Company)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2009

Consolidated Balance Sheets
As at November 30, 2009 and February 28, 2009
(unaudited, in thousands of Canadian dollars)

	November 30,	February 28,
	2009	2009

ASSETS
Current Assets
Cash	$1,495	$3,899
Accounts receivable	341	769
Prepaid expenses and deposits (Note 4)	518	465
Total current assets	2,354	5,133

Mineral properties (Note 5)	122,230	105,379
Equipment (Note 6)	425	534
Total assets	$125,009	$111,046

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,105	$918
Current portion of capital lease obligation (Note 7)	21	79
Total current liabilities	1,126	997

Deferred compensation (Note 11)	334	-
Future income tax liability (Note 8)	5,807	5,007

SHAREHOLDERS' EQUITY
Share capital	134,252	120,918
Contributed surplus	12,729	12,341
Warrants	979	751
Deficit	(30,218)	(28,968)
Total shareholders' equity	117,742	105,042
Total liabilities and shareholders' equity	$125,009	$111,046

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 13)
Subsequent event (Note 15)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 2

Consolidated Statements of Operations and Comprehensive Loss
For the three and nine months ended November 30, 2009 and November 30, 2008
(unaudited, in thousands of Canadian dollars except loss per share)

	Three months ended		Nine months ended
	November 30,		November 30,
	2009	2008	2009	2008

Expenses
General and administrative
Consulting	$4	$2	$9	$53
Directors' fees	51	66	173	153
Investor relations	27	91	82	344
Legal and audit	31	153	110	385
Management compensation	157	194	425	431
Rent and office services	128	171	354	324
Transfer and regulatory fees	8	8	68	110
Travel and conferences	49	73	87	215
	455	758	1,308	2,015

Amortization of equipment	28	39	83	122
Stock-based compensation (Note 10 & Note 11)	(1)	54	228	713
Interest income	(12)	(81)	(22)	(416)
Loss before income taxes	470	770	1,597	2,434
Future income tax recovery	(120)	(183)	(347)	(438)
Net loss and comprehensive loss for the period	$350	$587	$1,250	$1,996
Basic and diluted net loss per share	$(0.00)	$0.00	$(0.00)	$0.01
Weighted average number of shares outstanding	418,971	323,476	361,238	317,818

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 3

Consolidated Statements of Cash Flow
For the three and nine months ended November 30, 2009 and November 30, 2008
(unaudited, in thousands of Canadian dollars)
	Three months ended		Nine months ended
	November 30,		November 30,
	2009	2008	2009	2008

OPERATING ACTIVITIES
Net loss for the period	$(350)	$(587)	$(1,250)	$(1,996)
Non-cash charges (credits) to earnings:
Future income tax recovery	(120)	(183)	(347)	(438)
Amortization of equipment	28	39	83	122
Stock based compensation expense (recovery)	(1)	54	228	713
Changes in non-cash working capital:
Decrease (increase) in accounts receivables	(173)	(259)	525	(371)
Decrease (increase) in prepaid expenses and deposits	10	457	(22)	1,201
Decrease in deferred acquisition costs	324	-	-	-
Decrease in accounts payable and accrued liabilities	(104)	(85)	(642)	(1,659)
Net cash used in operating activities	(386)	(564)	(1,425)	(2,428)

INVESTING ACTIVITIES
Mineral properties	(460)	(9,206)	(2,356)	(20,950)
Cash received on acquisition of assets, net of acquisition costs (Note 3)	1,435	-	1,435	-
Acquisition of equipment	-	(3)	-	(18)
Net cash provided by (used in) investing activities	975	(9,209)	(921)	(20,968)

FINANCING ACTIVITIES
Issuance of shares and units	-	-	-	20,794
Repayment of capital lease obligations	(9)	(26)	(58)	(78)
Share issue costs	-	-	-	(1,026)
Net cash provided by (used in) financing activities	(9)	(26)	(58)	19,690

Increase (decrease) in cash	580	(9,799)	(2,404)	(3,706)
Cash at beginning of period	915	17,008	3,899	10,915

Cash at end of period	$1,495	$7,209	$1,495	$7,209

Supplemental Disclosures
Interest received	$12	$81	$22	$(416)
Taxes paid	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 4

Consolidated Statements of Changes in Shareholders’ Equity
As at November 30, 2009 and November 30, 2008
(unaudited, in thousands of Canadian dollars)

	November 30, 2009		November 30, 2008
	Number	Amount	Number	Amount
Share Capital

Authorized
Unlimited common shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Issued
Common Shares
Balance at beginning of period	332,685,899	$120,918	301,151,593	$102,513
Capital stock issued:
Private placements (Note 9)	-	-	20,555,556	20,000
Acquisition of assets (Note 3)	148,149,072	13,334	-	-
Exercise of options (Note 10)	-	-	1,768,150	794
Transfer to capital stock	-	-	-	235
Share issuance costs	-	-	-	(1,026)
Future taxes on share issuance costs	-	-	-	299
Balance at end of period	480,834,971	134,252	323,475,299	122,815

Contributed surplus
Balance at beginning of period		12,341		8,575
Stock based compensation expense (Note 10)		287		3,769
Acquisition of assets (Note 3)		101		-
Transferred to share capital on exercise of stock options		-		(235)
Balance at end of period		12,729		12,109

Warrants
Balance at beginning of period	1,207,100	751	800,000	734
Issued (Note 9)	-	-	-	-
Acquisition of assets (Note 3)	28,367,328	228	-	-
Expired	(574,696)	-	-	-
Balance at end of period	28,999,732	979	800,000	734

Deficit
Balance at beginning of period		(28,968)		(25,826)
Net loss		(1,250)		(1,996)
Balance at end of period		(30,218)		(27,822)
Shareholders' equity at end of period		$117,742		$107,836

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. - 5

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

1.         Nature and Continuance of Operations

Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Company’s major business activity is the exploration and development of mineral properties in North America.

The Company is an advanced exploration company. Starfield owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada (Note 5). Through a joint venture agreement with Thanda Resources Inc. (“Thanda”), the Company has also commenced an exploration program for diamonds on several parts of the Ferguson Lake property.

Starfield completed the acquisition of Nevoro Inc. (“Nevoro”) on October 8, 2009 (Note 3). The three primary assets acquired in the acquisition are as follows:
•
the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, covering 13,930 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producers of platinum group metals;

•
the Moonlight Project, a copper-silver property located in California. Included in the Moonlight Project is the Moonlight Valley target with a National Instrument 43-101 (“NI 43-101”) compliant indicated resource of approximately 161 million tons averaging 0.324% copper, 0.003 ounces of gold and 0.112 ounces of silver per ton and an inferred resource of 88 million tons averaging 0.282% copper per ton; and,

•
a portfolio of eight Nevada gold properties located in a historic high-grade mining district. The exploration on these eight properties is conducted in conjunction with Golden Predator Mines US, Inc. (“Golden Predator”) who has the opportunity to earn-in an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of signing a definitive exploration and option to joint venture agreement.

As an advanced exploration stage company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects, and ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

2.         Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. Certain of the prior year’s comparative numbers have been reclassified to reflect the current year’s consolidated financial statement presentation. The financial statements of the Company have been consolidated since the acquisition of the Nevoro assets on October 8, 2009. The prior year comparative numbers are not consolidated.

The consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual audited financial statements for the year ended February 28, 2009, except as disclosed below. The disclosures provided below are incremental to those included with the annual audited financial statements. The consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended February 28, 2009.

STARFIELD RESOURCES INC. - 6

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

a)	Consolidation

The consolidated financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP. The consolidated financial statements consolidate the assets, liabilities, and results of all entities in which the Company holds a controlling financial interest. Control is established by the Company’s ability to determine strategic, operating, investing and financing policies without the co-operation of others. The effects of all transactions between controlled entities are eliminated. Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of operations from the date on which the control commences. Where control of an entity ceases during a financial year, its results are only included for the portion of the year over which control exists.

b)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the period end exchange rates, whereas non-monetary assets, liabilities and related expenses denominated in foreign currencies are translated at the exchange rate in effect on the date of the transaction. Exchange gains and losses resulting from the transaction of these amounts are included in the consolidated statement of operations.

3.	Nevoro asset acquisition

On October 8, 2009, Starfield completed its acquisition of 100% of the common shares of Nevoro, its principal assets being the Stillwater Project located in Montana, the Moonlight Project located in California and a portfolio of eight Nevada gold properties. The acquisition was completed by way of a Plan of Arrangement (the “Arrangement”), which was approved by Industry Canada under the Canadian Business Corporations Act on October 8, 2009. Pursuant to the Arrangement, each issued and outstanding Nevoro common share was purchased by Starfield, and the holder thereof received 0.87 of one Starfield common share.

In consideration for the acquisition of Nevoro, Starfield issued 148,149,072 common shares to shareholders of Nevoro, representing approximately $13.3 million in total value.

For accounting purposes, the measurement of the purchase consideration in the consolidated financial statement information is based on the closing market price of Starfield common shares on the effective closing date, October 8, 2009, which equates to $0.09 for each Starfield common share. Nevoro’s opening balance sheet was translated from U.S. dollars into Canadian dollars at 1.054, the closing foreign exchange rate on October 8, 2009.

Holders of Nevoro common share purchase warrants and stock options shall receive, upon the subsequent exercise of such Nevoro warrants and options, 0.87 of one Starfield common share in lieu of each Nevoro common share to which they would have otherwise been entitled. The exercise price applicable to each Nevoro warrant and option has been adjusted to an amount equal to the product of (A) the exercise price per share prescribed in each Nevoro warrant and option and (B) 1.15.  These warrants and options have been included in the purchase consideration at their fair value of approximately $228 and $101, respectively, based on the Black-Scholes option pricing model.

STARFIELD RESOURCES INC. - 7

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The following assumptions were used in applying the Black-Scholes option pricing model:

Risk-free interest rate	1.36%
Expected life of options	1.1 years
Expected life of warrants	1.3 years
Annualized volatility	96.95%
Dividend rate	0.00%

The table below sets out the preliminary allocation of the purchase price to the assets acquired and liabilities assumed, based on preliminary estimates of fair value. Final valuations of the assets and liabilities listed below have not been completed. The purchase price allocation is only preliminary and is subject to adjustment.

Net assets acquired:
Cash	2,066
Accounts receivable	97
Prepaids	31
Mineral properties	13,595
Accounts payable	(349)
Future income tax liability	(1,144)
14,296

Purchase price:
Common shares of Starfield issued on acquisition	13,334
Transaction costs	633
Fair value of stock options	101
Fair value of warrants	228
14,296

4.	Prepaid Expenses and Deposits

	November 30,	February 28,
	2009	2009
Deposits - property leases	$274	$274
Prepaid insurance	137	98
Other	107	93
	$518	$465

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds.

STARFIELD RESOURCES INC. - 8

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

5.	Mineral Properties

	Ferguson Lake	Stillwater	Moonlight	Nevada		February 28,
As at November 30, 2009	Project	Project	Project	Projects	Total	2009
Property acquisitions and maintenance costs
Balance, beginning of period	$2,694	$-	$-	$-	$2,694	$2,378
Asset acquisition costs (Note 3)	-	8,397	4,198	1,000	13,595	-
Maintenance	210	-	-	-	210	316
Balance, end of period	$2,904	$8,397	$4,198	$1,000	$16,499	$2,694

Exploration costs
Balance, beginning of period	$102,685	$-	$-	$-	$102,685	$74,286
Compensation (Note 10 & Note 11)	1,216	23	27	-	1,266	7,457
Air support including helicopter moves	139	-	-	-	139	4,070
Diamond drilling	73	-	54	-	127	3,525
Camp support costs, including fuel	354	21	6	-	381	8,492
Diamond exploration program	607	-	-	-	607	-
Recovery of diamond exploration program expenses	(607)	-	-	-	(607)	-
Analytical and geophysical services	1,116	-	17	-	1,133	4,855
Balance, end of period	$105,583	$44	$104	$-	$105,731	$102,685

Mineral properties	$108,487	$8,441	$4,302	$1,000	$122,230	$105,379

a)         Ferguson Lake

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance NSR payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

On October 5, 2009, the Company announced that it has signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop Starfield’s previously identified diamond potential at the Ferguson Lake Project in Nunavut. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture (that will focus on the exploration and development of the diamond potential at the Ferguson Lake property) by incurring cumulative exploration expenses of $6.5 million over a three year period. These expenditures must be incurred as follows:

Months 1 - 15                                             $2.0 million
Months 16 - 24                                           $2.5 million
Months 25 - 30                                           $2.0 million

After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

b)         Stillwater Project

The Company holds the Stillwater Project consisting of the Basal Zone Lease Agreement, executed January 1, 2004, and the Mountain View Lease Agreement signed February 1, 2004. An additional 9,680 acres was added in August 2009 through a purchase and sale agreement with Beartooth Platinum Corporation.

The Basal Zone Lease Agreement leases the Company mineral claims for 10 years. The Company is required to make the following payments pursuant to the lease agreement - US$1.5 per month from the third anniversary of the date of execution and US$2 per month from the sixth anniversary of the date of execution until the end of the lease.

STARFIELD RESOURCES INC. - 9

Under the Basal Zone Lease Agreement, a 2% production royalty is payable by Starfield on the sales of ores and concentrates; a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery. If there is a federal royalty imposed on any sales, then 50% of such federal royalty will be offset against the production royalty payable by Starfield.

The Mountain View Lease Agreement leases the Company mineral claims for 10 years expiring February 1, 2014. If the Company wishes to extend the primary term of the lease, then the Company must pay US$50. Upon the commencement of construction of a mine, the Company must pay a US$500 advance royalty, 50% of which will be credited against future production royalties. A 2% production royalty is payable by Starfield on the sale of ore and concentrate, a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery.

In addition, the Company has signed an agreement to lease with an option to acquire, the Benbow chromite mine which is adjacent to the Stillwater project in Montana. The mine would be acquired under a Lease with Option to Purchase from Benbow Mine, Limited Liability Partnership, (the “Owner”). The basic lease is for 25 years expiring July 14, 2033, unless the agreement is terminated, cancelled or extended. The terms of the agreement call for a signing bonus of US$50, with payments of US$50 on each of the first through fifth anniversaries, US$75 on each of the sixth through tenth anniversaries, US $100 on the eleventh and each subsequent anniversary of the effective date (“the Minimum Payments”). A 5% production royalty shall be paid to the Owner, based on net proceeds from the production and sale of minerals from the property. The Minimum Payments shall constitute advance payments of the royalty on the property and shall be credited in the Company’s favor against royalty payment obligations.

The Company has the option to purchase the Benbow mine property for US$5,000. If the option to purchase is exercised after the fifth anniversary, but before the tenth anniversary, the purchase price will be US$10,000. Alternatively, the Company has the option to purchase an undivided fifty percent interest in the property for US$5,000, subject to its right to purchase additional portions of ownership of and title to the property in increments representing 5% of the entire undivided ownership for US$500 for each such increment.

c)         Moonlight Copper Project

The Moonlight Copper Project is comprised of the Diane Claims, Teagan Claims and California- Engels Claims:

Diane Claims

In 2005, the Company entered into an assignment agreement to acquire an option to purchase an undivided 100% interest in the Diane 1 to Diane 8 mineral claims in Plumas County, California, U.S.A., subject to a ‘purchasable’ 2% NSR. The Company has the remaining obligation to two assignors and the vendor through an annual payment of US$20 by June 1 of each year, and payment of the annual lease fees for each claim.  The agreement may be terminated by the Company at any time by giving written notice provided that the Company has to pay the related taxes to maintain the claims in good standing for 12 months from the date of termination.

Teagan Claims

The Company holds a 100% interest in certain claims, located in Plumas County, California, U.S.A.

STARFIELD RESOURCES INC. - 10

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

California-Engels Claims

In 2006, the Company entered into an exploration permit with an option to lease and purchase with a California company, enabling the Company to explore and purchase patented and fee lands that are located near the Company’s Moonlight Project, subject to a 2% NSR that is capped at US$25,000. Under the terms of the agreement, the Company is required to make annual payments of US$20.

The Company is also required to issue 139,200 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for US$10,000 or by issuing 696,000 common shares and paying an annual US$60 advance royalty.

d)       Nevada Properties

Golden Predator Mines US, Inc.

Starfield holds a portfolio of eight properties (St. Elmo, Dome Hill, Silver King, Eagleville, Jenny Hill, Germany Canyon, Cedar and Stealth), consisting of a total of 1,234 claims, located in a historic high-grade mining district. All are located in the state of Nevada except for Dome Hill which straddles the Nevada-California border.

On June 1, 2009, the Company signed a Letter of Intent (“LOI”) with Golden Predator Mines US Inc., a wholly owned Nevada subsidiary of Golden Predator Royalty and Development (“Golden Predator”), in which Golden Predator can acquire up to a 75% interest in Starfield’s portfolio of eight Nevada properties. Starfield will be subject to various lease and royalty commitments if the Company chooses to retain these properties.

Golden Predator can earn an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of the signing of a definitive Exploration and Option to Joint Venture Agreement (EOJV). Golden Predator will assume the obligations of the Company in any underlying property agreements and the payment of Bureau of Land Management claim maintenance fees. Upon completion of the initial 51% earn-in, Golden Predator can earn an additional 24% interest in the property portfolio, (thereby increasing its interest to 75%) by spending an additional US$3 million dollars during the three year period following the initial earn-in.

6.	Equipment

	November 30, 2009			February 28, 2009
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value

Furniture and fixtures	$335	$176	$159	$338	$147	$191
Exploration equipment	366	286	80	366	263	103
Equipment under capital lease	578	392	186	578	338	240
	$1,279	$854	$425	$1,282	$748	$534

Amortization of exploration equipment of $23 (February 28, 2009 - $44) was deferred to mineral properties.

STARFIELD RESOURCES INC. - 11

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

7.	Capital Lease Obligations

Future minimum lease payments under capital leases for equipment are as follows:

	November 30,	February 28,
	2009	2009
Lease payable	$21	$79
Less: current portion	(21)	(79)
	$-	$-

The lease payable bears interest at 7.6% per annum, and is repayable in monthly instalments totalling $3 including interest.  The lease is secured by equipment.

Estimated minimum lease payments are as follows:

2010	$19	$70
2011	3	12
	22	82
Less: amount representing interest	(1)	(3)

Balance of obligation	$21	$79

8.	Future Income Tax Liability

The significant components of the Company’s future income tax assets and liabilities are as follows:

	November 30,	February 28,
	2009	2009

Future income tax assets
Loss carryforwards	$8,609	$4,824
Equipment	53	53
Share issuance costs	978	661
	9,640	5,538
Future income tax liabilities
Resource deductions	12,975	10,545

Valuation allowance	2,472	-

Net future income tax liabilities	$5,807	$5,007

9.	Financing

On May 6, 2008, the Company issued 15,000,000 flow-through common shares at a price of $1.00 per share for gross proceeds of $15,000 and 5,555,556 common shares at a price of $0.90 per share for gross proceeds of $5,000, with aggregate proceeds totaling $20,000.  The Company paid issuance costs of $1,026, with a future tax impact of $299.

STARFIELD RESOURCES INC. - 12

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

On February 26, 2009, the Company issued 9,210,000 flow-through common shares at a price of $0.25 per share for gross proceeds of $2,302. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $181, with a future tax impact of $49.

As part of the February 26, 2009 equity financing, the Company issued 407,100 broker warrants which entitles the holder to purchase one common share at a price of $0.40 until February 25, 2011.  A relative fair value calculation was used to present the carrying value of the warrants. The 407,100 broker warrants were assigned a fair value of $17. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.23%
Expected life of options	2 years
Annualized volatility	93.00%
Dividend rate	0.00%

In aggregate, the Company issued a total of 29,765,556 common shares for gross proceeds of $22,285 and 407,100 broker warrants with proceeds of $17. The total issuance costs were $1,207 with a future tax impact of $348.

Flow-through shares

During the nine months ended November 30, 2009, the Company issued no (November 30, 2008 -15,000,000) flow-through shares and has renounced $nil (November 30, 2008 - $nil) of expenditures to the flow-through shareholders.

10.	Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors. Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Stock options transactions are summarized as follows:

	Nine months ended		Twelve months ended
	November 30, 2009		February 28, 2009
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price

Balance at beginning of period	19,428	$0.97	19,958	$0.96
Granted	-	-	1,850	0.77
Acquisition of assets (Note 3)	15,384	0.43	-	-
Exercised	-	-	(1,769)	0.45
Cancelled or expired	(1,480)	1.48	(611)	1.39
Balance at end of period	33,332	$0.70	19,428	$0.97

STARFIELD RESOURCES INC. - 13

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The following stock options were outstanding at November 30, 2009:
			Weighted
	Number	Number	average	Weighted
	outstanding	exercisable	remaining	average	Weighted
Expiry	as at	as at	contractual	exercise	average
date	November 30, 2009	November 30, 2009	life (years)	price	fair value

8-Jan-10	217,500	217,500	0.11	0.26	$0.00
8-Jan-10	435,000	435,000	0.11	0.52	$0.00
8-Jan-10	21,750	21,750	0.11	0.53	$0.00
8-Jan-10	108,750	108,750	0.11	0.69	$0.00
31-Jan-10	600,000	600,000	0.17	0.40	$0.05
28-Feb-10	1,037,040	1,037,040	0.25	0.29	$0.00
8-Oct-10	87,000	87,000	0.87	0.05	$0.05
8-Oct-10	304,500	304,500	0.87	0.09	$0.03
8-Oct-10	3,053,700	3,053,700	0.87	0.26	$0.01
8-Oct-10	261,000	261,000	0.87	0.36	$0.01
8-Oct-10	7,656,000	7,656,000	0.87	0.52	$0.00
8-Oct-10	34,800	34,800	0.87	0.53	$0.00
8-Oct-10	87,000	87,000	0.87	0.57	$0.00
8-Oct-10	174,000	174,000	0.87	0.58	$0.00
8-Oct-10	478,500	478,500	0.87	0.69	$0.00
10-Dec-10	288,840	288,840	1.04	0.56	$0.00
23-Feb-11	69,600	69,600	1.25	0.60	$0.01
11-Mar-11	200,000	200,000	1.29	0.60	$0.31
13-Nov-11	69,600	69,600	1.98	0.41	$0.02
1-Feb-12	2,562,500	2,562,500	2.20	0.29	$0.14
9-Mar-12	208,800	208,800	2.31	0.37	$0.02
23-Apr-12	2,400,000	2,400,000	2.43	0.32	$0.18
4-May-12	1,100,000	1,100,000	2.46	0.29	$0.16
15-May-12	1,000,000	1,000,000	2.49	1.08	$0.59
6-Jul-12	243,600	243,600	2.60	0.37	$0.03
12-Jul-12	2,800,000	2,800,000	2.65	1.71	$0.95
31-Jul-12	232,219	232,219	2.71	0.37	$0.03
13-Sep-12	1,750,000	1,750,000	2.83	1.18	$0.65
28-Sep-12	1,250,000	1,250,000	2.87	1.59	$0.87
12-Oct-12	800,000	800,000	2.91	1.69	$0.93
3-Jan-13	278,400	278,400	3.14	0.37	$0.03
15-Jan-13	1,635,000	1,635,000	3.17	1.05	$0.66
28-Mar-13	37,305	37,305	3.37	0.37	$0.03
1-Apr-13	1,250,000	1,250,000	3.38	0.87	$0.54
5-Aug-13	400,000	300,000	3.73	0.73	$0.50
29-Jan-14	200,000	100,000	4.23	0.25	$0.18
	33,332,404	33,132,404	1.84	$0.70	$0.28

STARFIELD RESOURCES INC. - 14

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

During the nine months ended November 30, 2009, the Company granted no stock options (November 30, 2008 - 1,650,000) with a fair value of $nil (November 30, 2008- $877) to directors, employees and consultants. The Company recognized $287 in stock-based compensation with a corresponding credit to contributed surplus on the balance sheet, of which $230 was capitalized to the compensation category under mineral properties (November 30, 2008 - $3,769, $3,056 capitalized). The compensation recognized was calculated using the Black-Scholes option pricing model. The weighted average fair value of options granted during the nine months ended November 30, 2009 was $nil (November 30, 2008 - $0.53).

The estimated value of the options granted will be recognized over the vesting period. As at November, 2009, there is $11 (November 30, 2008- $670) remaining to be charged to earnings or capitalized to mineral properties in future periods relating to stock option grants.

11.	Deferred Compensation

On March 1, 2009, the Company established a Compensation Plan for employees and directors. The plan provides for the issuance of units which mirror the value of the Company’s publicly-traded common shares. Each unit is equivalent in value to the fair market value of a common share of the Company on the date of award. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The outstanding units are marked-to-market at the end of each period.

Under the plan, eligible employees and directors, as determined by the Board of Directors, will receive a portion of their compensation in deferred compensation units (“DCUs”) in lieu of a cash payment. Eligible employees and directors agreed to reduce their base compensation to fund their portion of the DCUs. The DCUs vest on a monthly basis and are redeemable in cash beginning March 1, 2010 or when the individual ceases to be employed by the Company. The employee DCUs are matched by Starfield. The Company’s matching DCUs vest equally on March 1, 2010 and March 1, 2011. All DCUs will be redeemed at fair market value by March 1, 2011.

During the nine months ended November 30, 2009, 3,039,039 DCUs were issued and $568 was recorded to stock-based compensation expense, of which $278 was capitalized to the compensation category under mineral properties. The outstanding DCUs were marked-to-market at November 30, 2009, and as a result, $234 was credited to stock-based compensation expense, due to the decrease in Starfield’s share price, of which $115 was capitalized to the compensation category under mineral properties.

The following is a continuity of the DCUs for the periods indicated:

	Nine months ended		Twelve months ended
	November 30, 2009		February 28, 2009

	Number	Amount	Number	Amount

Balance at beginning of period	-	$-	-	$-
Issued	3,039,039	568	-	-
Mark-to-market adjustment	-	(234)	-	-
Balance at end of period	3,039,039	$334	-	$-

STARFIELD RESOURCES INC. - 15

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

12.	Related Party Transactions

During the nine months ended November 30, 2009, Ross Glanville & Associates Ltd., a company owned by a director of Starfield, was engaged to perform consulting work.  Fees of $5 were incurred (November 30, 2008 - $nil).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.	Commitments and Contingencies

Leases

The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $176 (November 30, 2008 - $176). The total minimum obligation remaining under this lease is $768 (November 30, 2008 - $901). The Company has taken over Nevoro’s lease for its former Toronto office which expires September 30, 2011. Minimum annual rents are $83.  This property has been sub-leased.

The Company entered into a 5 year commercial lease on 2,740 hectares within its Ferguson Lake property which expires in July 2012. Minimum annual rents are $96.

The minimum lease payments on the leases are as follows:

2010	$66
2011	360
2012	329
2013	187
2014	126
$1,068

14.	Segmented Information

The Company has one operating segment, which is the exploration and development of exploration properties. Geographic segmentation of the Company’s assets is as follows:

As at	November 30, 2009		November 30, 2008
	Canada	USA	Canada	USA

Cash	$1,495	$-	$7,209	$-
Accounts receivable	341	-	687	-
Prepaid expenses and deposits	487	31	498	-
Mineral properties	108,487	13,743	103,469	-
Equipment	425	-	584	-
	$111,235	$13,774	$112,447	$-

STARFIELD RESOURCES INC. - 16

Notes to the Consolidated Financial Statements
For the nine months ended November 30, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

15.	Subsequent Event

In December 2009, Starfield completed $2.9 million in flow-through private placement financing.  As a result, Starfield issued an additional 27,377,636 common shares at a price of $0.105 per flow-through common share.

STARFIELD RESOURCES INC. - 17